SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d−101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a) (Amendment No. 19)*
Macquarie Infrastructure Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
55608B105
(CUSIP Number)
Graeme Conway Macquarie Infrastructure Management (USA) Inc. 125 West 55th Street New York, New York, 10019 (212) 231-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Phyllis G. Korff Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3000
March 8, 2018
(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Infrastructure Management (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,602,057
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,602,057
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,602,057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,710,657
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,710,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Investment Management Australia Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 108,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Investment Management Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 108,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 19 amends and supplements the information set forth in the Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission on July 5, 2007 by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and the Schedule 13D filed on August 17, 2007 by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), as amended by the Schedule 13D/A filed on October 12, 2007 by MIMUSA and MBL (“Amendment No. 1”), the Schedule 13D/A filed on December 18, 2007 by MIMUSA, Macquarie Group Limited, a company formed under the laws of Australia (“MGL”) and Macquarie Group Services Australia Pty Limited, a company formed under the laws of Australia (“MGSA”) (“Amendment No. 2”), the Schedule 13D/A filed on June 24, 2010 by MIMUSA, MGL and MGSA (“Amendment No. 3”), the Schedule 13D/A filed on January 18, 2012 by MIMUSA, MGL and MGSA (“Amendment No. 4”), the Schedule 13D/A filed on December 21, 2012 by MIMUSA, MGL, MGSA and Macquarie Private Wealth Inc., a company formed under the laws of Canada (“MPW”) (“Amendment No. 5”), the Schedule 13D/A filed on March 11, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 6”), the Schedule 13D/A filed on March 21, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 7”), the Schedule 13D/A filed on May 14, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 8”), the Schedule 13D/A filed on September 16, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 9”), the Schedule 13D/A filed on October 25, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 10”), the Schedule 13D/A filed on April 24, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 11”), the Schedule 13D/A filed on November 20, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 12”), the Schedule 13D/A filed on April 29, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 13), the Schedule 13D/A filed on June 9, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 14”), the Schedule 13D/A filed on May 16, 2016 by MIMUSA, MGL, MGSA and Delaware Management Business Trust, a trust organized under the laws of Delaware (“Amendment No. 15”), the Schedule 13D/A filed on August 12, 2016 by MIMUSA, MGL and MGSA (“Amendment No. 16”), the Schedule 13D/A filed on November 18, 2016 by MIMUSA, MGL, MGSA (“Amendment No. 17”), and the Schedule 13D/A filed on October 31, 2017 by MIMUSA, MGL, Macquarie Investment Management Australia Limited, a company formed under the laws of Australia (“MIMAL”), and Macquarie Infrastructure Management Global Limited, a company formed under the laws of Australia (“MIMGL”) (“Amendment No. 18” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17 and Amendment No. 18, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.

Item 2. Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety.

This statement on Schedule 13D is being filed by MIMUSA, MGL, MIMAL and MIMGL.

MIMUSA has its principal offices at 125 West 55th Street, New York, New York, 10019, United States. MGL has its principal offices at Level 6, 50 Martin Place, Sydney, New South Wales 2000, Australia.

MIMUSA is an indirect wholly owned subsidiary of MGL. MIMUSA is 100% directly owned by Macquarie Infrastructure and Real Assets Inc. (“MIRA”), a Delaware corporation, which is 100% directly owned by Macquarie Holdings (U.S.A.) Inc. (“MHUSA”), a Delaware corporation. MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty Limited, a company formed under the laws of Australia (“MEQH”). MEQH is a direct wholly owned subsidiary of Macquarie Group (US) Holdings No.1 Pty Ltd, a company formed under the laws of Australia (“MGUSH1”). MGUSH1 is a direct wholly owned subsidiary of Macquarie Corporate International Holdings Pty Ltd (f/k/a Macquarie Capital Group International Holdings Pty Ltd, f/k/a Macquarie Capital Group International Holdings Pty Ltd, f/k/a Macquarie Group International Holdings Pty Ltd) (“MCIHL”), a company formed under the laws of Australia, which is in turn a wholly owned direct subsidiary of Macquarie Corporate Holdings Pty Ltd, (f/k/a Macquarie Corporate Holdings Limited, f/k/a Macquarie Capital Group Ltd, f/k/a Macquarie Capital Group Pty Ltd, f/k/a Macquarie (1 Nicholson Street) Nominees Pty Ltd, f/k/a Hopper No.3 Pty Limited) (“MCHL”), a company formed under the laws of Australia. MCHL is a direct wholly owned subsidiary of Macquarie Financial Holdings Pty Limited, (f/k/a Macquarie Financial Holdings Limited, f/k/a Macquarie Group Holdings No.2 Ltd) (“MFHL”), a company formed under the laws of Australia. MFHL is a direct wholly owned subsidiary of MGL, the ultimate controlling entity of MIMUSA.

MIMAL is an indirect wholly owned subsidiary of MGL. MIMAL is 100% directly owned by Macquarie Investment Management Holdings Pty Limited, a company formed under the laws of Australia (“MIMHL”), which is 100% directly owned by MCHL. MCHL is 100% directly owned by MFHL, which is a wholly owned subsidiary of MGL, the ultimate controlling entity of MIMAL.

MIMGL is an indirect wholly owned subsidiary of MGL. MIMGL is 100% directly owned by MIMHL, which is 100% directly owned by MCHL. MCHL is 100% directly owned by MFHL, which is a wholly owned subsidiary of MGL, the ultimate controlling entity of MIMAL.

MEQH, MGUSH1, MCIHL, MCHL, MFHL, MIMHL, MIMAL and MIMGL have their principal offices at Level 6, 50 Martin Place, Sydney, New South Wales 2000, Australia. MIRA and MHUSA have their principal offices at 125 West 55th Street, New York, New York, 10019, United States.

The directors and executive officers of MIMUSA, MGL, MIMAL and MIMGL are set forth on Schedules I, II, III and IV attached hereto, respectively. Schedules I, II, III and IV set forth the following information with respect to each such person:

i.	name;

ii.	business address (or residence where indicated);

iii.	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

iv.	citizenship.

During the last five years, none of MIMUSA, MGL, MIRA, MHUSA, MEQH, MGUSH1, MCIHL, MCHL, MFHL, MIMHL, MIMAL and MIMGL nor any person named in Schedules I, II, III and IV, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by the following information:

For the month ended October 31, 2017, MIMUSA has elected to reinvest $5,858,430 of its base management fees in common stock of the Issuer (the “Common Stock”) pursuant to the terms of the Third Amended and Restated Management Services Agreement, dated as of May 21, 2015, as amended from time to time, among the Issuer, MIC Ohana Corporation and MIMUSA (the “Management Services Agreement”). On November 30, 2017, the Issuer issued 82,009 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended November 30, 2017, MIMUSA has elected to reinvest $5,490,760 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On December 28, 2017, the Issuer issued 82,758 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended December 31, 2017, MIMUSA has elected to reinvest $5,429,302 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On January 31, 2018, the Issuer issued 83,395 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended January 31, 2018, MIMUSA has elected to reinvest $5,458,196 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On February 27, 2018, the Issuer issued 83,220 shares of Common Stock to MIMUSA upon such reinvestment.

Item 4. Purpose of Transaction

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by the addition of the following information:

As announced in a press release dated March 8, 2018, MIMUSA intends to acquire additional shares of Common Stock of the Issuer through open market purchases. Any such acquisitions will be subject to market conditions and all other relevant factors, and are dependent upon satisfaction of the requirements of the Hart-Scott- Rodino Act. MIMUSA has no intent to effect a change of control of the Issuer.

A copy of MIMUSA’s press release is filed as Exhibit 1 hereto and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a)–(b)	The information required by these paragraphs is set forth in Numbers 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference. Such information includes 5,710,657 shares of Common Stock and is based on 84,902,488 shares of Common Stock outstanding as of March 7, 2018.

(c)	Except as disclosed herein, none of MIMUSA, MGL, MIMAL or MIMGL has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d)	Not applicable.

(e)	As of the date hereof, MIMAL and MIMGL are not the beneficial owners of more than five percent of the Issuer’s Common Stock.

Item 7. Material to be Filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following information:

Exhibit 1 — Press Release, dated March 8, 2018

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

March 8, 2018

MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

By:	/s/ Graeme Conway
Name: Graeme Conway
Title: President

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

March 8, 2018

MACQUARIE GROUP LIMITED

By:	/s/ Gus Wong
Name: Gus Wong
Title: Executive Director

By:	/s/ Charles Glorioso
Name: Charles Glorioso
Title: Division Director

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

March 8, 2018

MACQUARIE INVESTMENT MANAGEMENT AUSTRALIA LIMITED

By:	/s/ Megan Aubrey
Name: Megan Aubrey
Title: Executive Director

By:	/s/ Rajiv Subhas Gohil
Name: Rajiv Subhas Gohil
Title: Executive Director

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

March 8, 2018

MACQUARIE INVESTMENT MANAGEMENT GLOBAL LIMITED

By:	/s/ Megan Aubrey
Name: Megan Aubrey
Title: Executive Director

By:	/s/ Rajiv Subhas Gohil
Name: Rajiv Subhas Gohil
Title: Executive Director

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Graeme Conway	Chief Executive Officer and President and Director	Head of the Americas – MIRA
Aaron Rubin	Vice President and Director	Head of MIRA North American Energy Team
Mark Cruikshank	Vice President and Director	Head of Global Tax – MIRA
Jonathon Laurie	Treasurer	Finance Director of MIRA

SCHEDULE II

The name and present principal occupation of each of the executive officers and directors of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address Level 6, 50 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Michael Coleman	Non-executive Director	Non-executive Director
Patricia Cross	Non-executive Director	Non-executive Director
Diane Grady	Non-executive Director	Non-executive Director
Michael Hawker	Non-executive Director	Non-executive Director
Nicholas Moore	Executive Director	Chief Executive Officer
Gary Banks	Non-executive Director	Non-executive Director
Peter Warne	Non-executive Director & Chairman	Non-executive Director
Gordon Cairns	Non-executive Director	Non-executive Director
Nicola Wakefield Evans	Non-executive Director	Non-executive Director
Glenn Stevens	Non-executive Director	Non-executive Director
Dennis Leong	Secretary	Company Secretary
Paula Walsh	Secretary	Company Secretary
Ida Lawrance	Secretary	Company Secretary

SCHEDULE III

The name and present principal occupation of each of the executive officers and directors of Macquarie Investment Management Australia Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address Level 6, 50 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Megan Aubrey	Executive Director	Global Head of MIM Affiliated Managers
Rajiv Subhas Gohil	Executive Director	Head of Distribution, MIM Australia	Australia and United Kingdom
Brett Lewthwaite	Executive Director	Global Co-Head of Fixed Income
Grant Stephens	Division Director	Director of Funds Management
Bruce Neil Terry	Non-Executive Director	Non-Executive roles serving as a Director or Committee member for a number of Macquarie Asset Management subsidiaries and/or responsible entities	Australia and United Kingdom

SCHEDULE IV

The name and present principal occupation of each of the executive officers and directors of Macquarie Investment Management Global Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address Level 6, 50 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Megan Aubrey	Executive Director	Global Head of MIM Affiliated Managers
Rajiv Subhas Gohil	Executive Director	Head of Distribution, MIM Australia	Australia and United Kingdom
Brett Lewthwaite	Executive Director	Global Co-Head of Fixed Income
Grant Stephens	Division Director	Director of Funds Management
Bruce Neil Terry	Non-Executive Director	Non-Executive roles serving as a Director or Committee member for a number of Macquarie Asset Management subsidiaries and/or responsible entities	Australia and United Kingdom